    As filed with the Securities and Exchange Commission on November 5, 1996.
                                                           Registration No. 333-
                                                           =====================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                               GENZYME CORPORATION
             (Exact name of registrant as specified in its charter)

             MASSACHUSETTS                              06-1047163
     (State or other jurisdiction                   (I.R.S. Employer
   of incorporation or organization)               Identification Number)


        ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                HENRI A. TERMEER
                             Chief Executive Officer
                               Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7500

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:

                            MAUREEN P. MANNING, ESQ.
                               Palmer & Dodge LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-0100

                             ----------------------

        Approximate date of commencement of proposed sale to the public:

   From time to time after the effective date of this Registration Statement.

                             ----------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
Title of each class of securities to be   Amount to be      Proposed maximum     Proposed maximum
            registered                     registered      offering price per   aggregate offering       Amount of
                                                                share(1)             price(1)         registration fee

-----------------------------------------------------------------------------------------------------------------------
General Division Common Stock,
$0.01 par value                          58,628 shares           $21.13             $1,238,810            $375.40
-----------------------------------------------------------------------------------------------------------------------
Tissue Repair Division Common
Stock, $0.01 par value                    3,958 shares            $7.38              $29,210               $8.85
=======================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(h) and based upon the average of the high and low sale prices on November 4, 1996 in the case of the General Division Common Stock, and on October 30, 1996 in the case of the Tissue Repair Division Common Stock, each as reported by the Nasdaq National Market System.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                               GENZYME CORPORATION

                   58,628 SHARES GENERAL DIVISION COMMON STOCK
                                       AND
               3,958 SHARES OF TISSUE REPAIR DIVISION COMMON STOCK

     Genzyme Corporation ("Genzyme" or the "Company"), a Massachusetts corporation, intends to issue from time to time up to 58,628 shares of its General Division common stock, $0.01 par value ("General Division Stock"), and 3,958 shares of its Tissue Repair Division common stock, $0.01 par value ("TR Stock"), to holders of callable warrants to purchase one share of common stock of Genzyme (the "Warrants"). The Warrants were originally issued in April 1992 as part of units (the "Units"), each consisting of one share of callable common stock (the "Callable Common Stock") of Neozyme II Corporation ("Neozyme II"), one Series N warrant to purchase one share of Genzyme common stock and one Warrant. The Warrants are exercisable until December 31, 1998 at an exercise price equal to the average of the closing sale prices of two shares of General Division Stock and .135 share of TR Stock for the 20 trading days immediately preceding the exercisability thereof. See "PLAN OF DISTRIBUTION." The closing sale prices of the General Division Stock and the TR Stock on November 4, 1996 on the Nasdaq National Market were $20.38 and $8.13, respectively.

     The exercise price and the number and kind of shares issuable upon exercise of each Warrant have been adjusted to give effect to two events affecting Genzyme's capital stock. The first was the redesignation of Genzyme's common stock as General Division Stock on December 16, 1994 and the payment of a stock dividend of .135 share of TR Stock to General Division stockholders of record on December 16, 1994. The second was a two-for-one stock split of the General Division Stock payable in the form of a stock dividend to stockholders of record on July 11, 1996. As a result of these events, each Warrant is now exercisable for shares of General Division Stock equal to two times the original number of shares of common stock, and at one-half of the original exercise price per share of common stock issuable upon such exercise. In addition, the holder of each Warrant will receive upon exercise .0675 share of TR Stock for each share of General Division Stock and cash for any fractional share of TR Stock at the rate of $5.0625 per share. All exercise prices and share numbers set forth in this Prospectus reflect these adjustments.

INVESTMENT IN THE GENERAL DIVISION STOCK AND THE TR STOCK OF GENZYME IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 HEREOF.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

===============================================================================================
                                                         Underwriting
                                     Price to            Discounts and        Total Proceeds to
                                    Public (1)          Commissions (2)         Genzyme (3)(4)
-----------------------------------------------------------------------------------------------
  Per Share..................           $                     $0                      $
  Total......................           $                     $0                      $
===============================================================================================


(1) Estimated based upon the average of the closing sales prices of two shares of General Division Stock and .135 share of TR Stock for the twenty trading days immediately preceding the date of this Prospectus.
(2) No underwriting discounts or commission will be paid. The shares will be offered directly by Genzyme.
(3) Before deducting expenses, estimated at $13,000, which are payable by Genzyme.
(4)  Assumes that all of the Warrants are exercised.


                           ---------------------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER ___, 1996.

                              AVAILABLE INFORMATION

     Genzyme is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Genzyme with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System which is publicly available through the Commission's Web site (http://www.sec.gov).

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by Genzyme with the Commission (File No. 0-14680) are hereby incorporated by reference, except as superseded or modified herein: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on April 1, 1996; (ii) the Company's current reports on Form 8-K dated February 22, 1996, July 1, 1996 and October 28, 1996, filed with the Commission on February 23, 1996, July 16, 1996 and November 5, 1996 respectively; (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, filed with the Commission on May 15, 1996 and August 14, 1996, respectively; (iv) the description of General Division Stock contained in the Company's Registration Statement on Form 8-B filed with the Commission on February 28, 1992, as amended by Form 8-B/A, filed with Commission on March 31, 1995; (v) the description of General Division Common Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on March 23, 1989, as amended by Form 8-A/A, filed with the Commission on November 28, 1994; (vi) the description of TR Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on September 9, 1994, as amended by Form 8-A/A, filed with the Commission on December 14, 1994 and (vii) the description of TR Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on November 28, 1994.

     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

     Genzyme will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Genzyme Corporation, One Kendall Square, Cambridge, Massachusetts 02139, attention: Shareholder Services, telephone (617) 252-7526.

                               GENZYME CORPORATION

     Genzyme is a diversified, integrated human health care company operating in six major business areas. The Company's business activities in the areas of therapeutics, surgical products, diagnostic services, diagnostic products and pharmaceuticals are organized as the Genzyme General Division (the "General Division"). Genzyme's activities to develop, produce and market technologically advanced products and services for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases are conducted through the Genzyme Tissue Repair Division ("GTR").

     Genzyme currently has two classes of common stock outstanding, General Division Stock and TR Stock, which are intended to reflect the value and track the performance of the General Division and GTR, respectively. Holders of both classes of common stock are stockholders of Genzyme, which owns all of the assets and is responsible for all liabilities allocated to each of the divisions.

     Genzyme's principal executive offices are located at One Kendall Square, Cambridge, Massachusetts 02139. Its telephone number is (617) 252-7500.

                                  RISK FACTORS

Statements made in this Prospectus relating to plans for sales and marketing and the timing of regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risks described below or elsewhere in this Prospectus (including the Company's Annual Report on Form 10-K for 1995 and other documents incorporated herein by reference). Such risks should be considered carefully in evaluating an investment in the Company's common stock.

RISKS RELATED TO TWO CLASSES OF COMMON STOCK

     Genzyme currently has two classes of common stock outstanding: General Division Stock and TR Stock. The General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively. Holders of the Warrants should carefully consider the following factors in evaluating an exercise of the Warrants.

STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHER. Notwithstanding the allocation of the Company's assets and liabilities between divisions for financial statement presentation purposes, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of General Division Stock and the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the class of stock they hold. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Prospective purchasers of either class of common stock should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of the General Division and GTR.

NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS. Holders of General Division Stock and TR Stock have only the rights of stockholders of Genzyme, and, except in limited circumstances, do not have any rights specifically related to the General Division or GTR, respectively.

     The existence of separate classes of common stock may give rise to occasions when the interests of holders of General Division Stock and holders of TR Stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of two classes of common stock with divergent interests, Genzyme believes that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme believes that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation should represent an appropriate defense to any challenge by or on behalf of the holders of any class of stock that such action could have a disparate effect on different classes of common stock.

     Disproportionate ownership interests of members of the Board of Directors of Genzyme (the "Board") in either class of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each class of stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such classes were disproportionate or had disparate values. The Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Board on such matters.

NO ADDITIONAL SEPARATE VOTING RIGHTS. Holders of General Division Stock and holders of TR Stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote. Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Restated Articles of Organization, and in the management and accounting policies adopted by the Board, holders of each class of common stock have no rights to vote on matters as a separate class. Accordingly, except in limited circumstances, holders of shares of one class of common stock could not bring a proposal to a vote of the holders of that class of common stock only, but would be required to bring any proposal to a vote of both classes of common stock.

     On all matters as to which common stockholders generally are entitled to vote, each share of General Division Stock has one vote, and each share of TR Stock will, through December 31, 1996, have .58 votes. On January 1, 1997 and on January 1 every two years thereafter, the number of votes to which each share of TR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of TR Stock to the Fair Market Value of one share of General Division Stock as of such date. Fair Market Value as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Board.

     Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of General Division Stock and holders of TR Stock. If, when a stockholder vote is taken on any matter as to which a separate vote by either class is not required and the holders of either class of common stock would have more than the number of votes required to approve any such matter, the holders of that class would control the outcome of the vote on such matter. Holders of General Division Stock and holders of TR Stock, as of September 30, 1996, have approximately 90.5% and 9.5%, respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of the holders of both classes of common stock, the preferences of the holders of General Division Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of General Division Stock and TR Stock materially changes.

EXCHANGE OF TR STOCK. The Board can, in its sole discretion, determine to exchange shares of TR Stock for cash or shares of General Division Stock (or any combination thereof) at a 30% premium over Fair Market Value of the TR Stock at any time. In addition, following a disposition of all or substantially all of the assets of GTR, the shares of TR Stock are subject to mandatory exchange by Genzyme for cash and/or shares of General Division Stock at a 30% premium over Fair Market Value of the TR Stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of TR Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR. In addition, any such exchange of shares for General Division Stock could be made at a time when the General Division Stock may be considered to be undervalued and if such exchange is perceived as dilutive, the market price of General Division Stock may be adversely affected. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions - Open Market Purchases of Shares of any Class."

NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of General Division Stock and TR Stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such class. Currently, each share of General Division Stock has one liquidation unit and each share of TR Stock has .58 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of the General Division and GTR, the per share liquidating distribution to a holder of General Division Stock or TR Stock is not likely to correspond to the value of the assets of the General Division or GTR, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of both divisions, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Board without the approval of Genzyme's stockholders, subject to the Board's fiduciary duty to all holders of Genzyme's capital stock, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."

LIMITED TRADING HISTORY. As discussed above, the General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively. Since the General Division Stock and the TR Stock have only a limited trading history, there can be no assurance as to the degree to which the market price of such classes of common stock will reflect the value and track the performance of the General Division and GTR as reflected in their respective financial statements. In addition, Genzyme cannot predict the impact that certain terms of the securities, such as the ability of Genzyme to exchange each share of TR Stock for cash and/or shares of General Division Stock, will have on the market prices of each class of common stock.

RISKS RELATED TO THE GENERAL DIVISION

     An investment in General Division Stock involves a high degree of risk. Prospective investors should carefully consider the following factors in evaluating such an investment.

DEPENDENCE ON CEREDASE[Registered Trademark] AND CEREZYME[Registered Trademark] ENZYME SALES; LIMITED SUPPLY OF RAW MATERIAL. Genzyme's results of operations and cash flows are highly dependent upon sales of its Ceredase[Registered Trademark] enzyme, a biotherapeutic product for the treatment of Gaucher disease, and Cerezyme[Registered Trademark] enzyme, a recombinant form of the enzyme. During 1995, sales from these two products totaled approximately $215 million, or 71% of the General Division's product sales.

     Genzyme produces Ceredase[Registered Trademark] enzyme from an extract of human placental tissue supplied by a French company that is the only significant commercial source of this material. During 1994, Genzyme experienced a major increase in the cost of the raw material used to produce Ceredase[Registered Trademark] enzyme when its supplier raised the cost to Genzyme by approximately $20 million per year. To achieve a partial recovery of the cost increase, Genzyme, early in 1994, increased the price of Ceredase[Registered Trademark] enzyme.

     The supply of starting material available for the production of Ceredase[Registered Trademark] enzyme effectively limits the amount of product that can be produced. During 1995, Genzyme and its supplier were successful in improving the yield of enzyme obtained from the starting material, thereby increasing the amount of product which could be produced. Nonetheless, the current supply available is not sufficient to produce enough Ceredase[Registered Trademark] enzyme to supply all present patients. Any disruption in the supply or manufacturing process of Ceredase[Registered Trademark] enzyme may have a material adverse effect on revenue in any period.

     To address supply constraints, Genzyme has developed Cerezyme[Registered Trademark] enzyme, a recombinant form of the enzyme. Genzyme received approval to market this product in the U.S. in 1994. Cerezyme[Registered Trademark] has also received marketing approval in Israel and Sweden and is available on a named-patient basis in Canada, Germany and Brazil. Manufacturing capacity constraints on Cerezyme[Registered Trademark] enzyme, presently produced in Genzyme's small-scale cell culture plant, will limit the availability of the product for new patients pending completion of validation reports for, and scale-up to commercial capacity at, Genzyme's large-scale mammalian cell culture manufacturing plant in Boston, Massachusetts, which received approval from the U.S. Food and Drug Administration (the "FDA") for production of Cerezyme[Registered Trademark] enzyme in October 1996.

     The Ceredase[Registered Trademark] and Cerezyme[Registered Trademark] products have each been given orphan drug status by the FDA, which entitles Genzyme to market exclusivity for these products until April 1998 and May 2001, respectively. Legislation has been periodically introduced in recent years to amend the Orphan Drug Act to limit market exclusivity in certain situations.

NO ASSURANCE OF COMMERCIAL SUCCESS OF THE HA PRODUCTS. Genzyme is developing and commercializing a line of biomaterial products based on hyaluronic acid ("HA") to limit the formation of postoperative adhesions and to replace synovial fluid (the "HA Products"). In August 1996, the FDA granted approval to market the first HA Product, Seprafilm[Trademark], for use in any open abdominal or pelvic surgery. The successful commercialization of Seprafilm[Trademark] in both the United States and Europe will depend on many factors, including (i) the response of surgeons to the data from clinical trials, (ii) the General Division's ability to retain and deploy the sales force of Deknatel Snowden Pencer, Inc. ("DSP"), a company acquired by Genzyme in July 1996, to market the HA Products, (iii) the General Division's ability to supply sufficient product to meet market demand and (iv) the number and relative efficacy of competitive products that may subsequently enter the market. There can be no assurance that the General Division will be successful in its efforts to implement a commercialization strategy for Seprafilm[Trademark].

     The remaining HA Products, Sepracoat[Trademark], Sepragel[Trademark] and HAL-S[Trademark], are at various stages of development. A Pre-Market Approval application has been filed and is pending before the FDA for Sepracoat[Trademark]. There can be no assurance that the FDA will approve this application and permit the marketing of Sepracoat[Trademark] for a broad range of applications, if at all. The Company began clinical safety studies for Sepragel[Trademark] in August 1996. There can be no assurance that the development of this product will be successfully completed. Genzyme completed a pivotal clinical trial evaluating HAL-S[Trademark] for synovial fluid replacement at the end of 1995. Although the data from the trial showed some improvement in the rehabilitation rate of patients, Genzyme is currently re-evaluating this program in view of this limited efficacy data and the small potential market for HAL-S[Trademark] and there can be no assurance that the Company will continue the development of HAL-S[Trademark].

     The successful commercialization of the HA Products will require that surgeons become convinced of the efficacy of the products in preventing the formation of postoperative adhesions and incorporate the products as standard surgical practice in procedures where adhesions are a potential postoperative complication. There can be no assurance that the HA Products will be widely accepted by surgeons and used to the extent anticipated by the General Division.

     The General Division plans to utilize DSP's 52-person United States sales force to market the HA Products. Loss of the services of a significant number of DSP's sales personnel or unforeseen delays in training and deploying such sales force to market the HA Products may have an adverse effect on the commercialization of the HA Products. The General Division presently maintains a 30-person European sales force to market the HA Products. Loss of the services of a significant number of the European sales personnel may have an adverse effect on the commercialization of the HA Products in Europe.

     The General Division has developed manufacturing facilities in the United Kingdom for bulk production of HA powder, from which Seprafilm[Trademark] and Sepracoat[Trademark] are produced. Seprafilm[Trademark] production facilities have been built in

Framingham, Massachusetts with a capacity sufficient for the market introduction and initial commercialization of the product. The General Division will need to expand its manufacturing capacity for Seprafilm[Trademark] in order to meet any additional market demand over and above its present capacity, and initial planning for that expansion is underway. Although the General Division has successfully produced finished product in its existing manufacturing facilities, the General Division has not operated these facilities at a capacity anticipated to be required for commercial production of the HA Products. There can be no assurance that the General Division will be successful in producing material at such capacity that conforms to established product specifications while maintaining production efficiency.

     The HA Products will also face significant competition both from other HA-based products and from non-HA-based products intended to reduce adhesions resulting from surgical trauma.

     TECHNOLOGY TRANSFERRED TO GENZYME DEVELOPMENT PARTNERS. Genzyme organized Genzyme Development Partners, L.P. ("Genzyme Development Partners"), a special purpose research and development entity, to which it transferred technology and commercial rights to certain products that Genzyme previously had under development. Genzyme has an option to purchase the limited partnership interests in Genzyme Development Partners under certain circumstances.

     It is uncertain at this time whether Genzyme will exercise its option to purchase the limited partnership interests in Genzyme Development Partners. If Genzyme does not exercise its option, it will have limited rights in revenues generated from the sale of the Genzyme Development Partners' products. If Genzyme does exercise its option, it will be required to make substantial cash payments or to issue shares of General Division Stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in General Division Stock could result in dilution to holders of General Division Stock and could negatively affect the market price of such stock.

RISKS RELATED TO GTR

     An investment in TR Stock involves a high degree of risk. Prospective investors should carefully consider the following factors in evaluating such an investment.

EARLY STAGE OF COMMERCIALIZATION OF THE CARTICEL[Service mark] SERVICE. GTR's future success depends in large part on the successful commercialization of its CARTICEL[Service mark] Autologous Chondrocyte Service (the "CARTICEL[Service mark] Service"), which provides orthopedic surgeons with the cell culturing services and other support necessary to utilize a patient's own articular cartilage cells to repair articular cartilage defects in that patient's knee. In May 1996, the FDA published a guidance document that would bring products and services such as the CARTICEL Service[Service mark] under regulation by the end of 1997. Companies such as GTR already marketing products and services subject to the guidance were allowed an 18-month transition period in which to file and obtain approval of a Biologics License Application (a "BLA"), while continuing to market their products and services. GTR submitted a BLA for the CARTICEL Service[Service mark] in March 1996 in anticipation of the guidance document. There can be no assurance that the FDA will complete its review of the BLA in a timely fashion or that the FDA will not require additional data concerning the safety and efficacy of the CARTICEL Service[Service mark]. A delay in the approval of the BLA for the CARTICEL Service[Trademark] beyond the transition period could materially and adversely affect the commercialization of the CARTICEL Service[Trademark].

The successful commercialization of the CARTICEL[Service mark] Service will depend materially on the ability of GTR to obtain approval for reimbursement of the CARTICEL[Service mark] Service from third party payers. To date, approvals for reimbursement applications have been lower than anticipated by GTR and, pending FDA approval of the BLA for the CARTICEL[Service mark] Service, there can be no assurance that the rate of such approvals will improve or will not decline. There can also be no assurance that the approval rate will improve if the BLA is approved. If the approval rate does not improve, the commercialization of the CARTICEL[Service mark] Service and GTR's future success may be adversely affected.

The commercialization of the CARTICEL[Service mark] Service by GTR is in its early stages, and GTR has not yet grown cartilage cell cultures in the quantities that will be necessary to meet the demands of the market that GTR expects will develop for the CARTICEL[Service mark] Service. In order to produce such quantities of cartilage cells, GTR will need to continue to make substantial expenditures for production facilities and will need to hire and train additional production and support staff. Any significant delays encountered in these activities may delay the commercialization of the CARTICEL[Service mark] Service and have a material adverse effect on GTR's results of operations.

     GTR is marketing the CARTICEL[Service mark] Service to orthopedic surgeons. In order to commercialize the CARTICEL[Service mark] Service successfully, GTR will need to continue to hire and train additional sales personnel which will market the CARTICEL[Service mark] Service to surgeons and hospitals directly. The success of the CARTICEL[Service mark] Service depends on the success of such sales force in creating demand for the CARTICEL[Service mark] Service and the extent to which sufficient numbers of the orthopedic surgeons who are trained by GTR incorporate the CARTICEL[Service mark] Service into their existing practices. There can be no assurance that GTR will be successful in marketing the CARTICEL[Service mark] Service to surgeons or that such surgeons will use the CARTICEL[Service mark] Service to the extent anticipated by GTR.

FLUCTUATION IN GTR'S QUARTERLY RESULTS. Revenues generated from the CARTICEL[Service mark] Service are expected to fluctuate as GTR's sales force enrolls orthopedic surgeons for training, such surgeons are trained by GTR, and the CARTICEL[Service mark] Service gains market acceptance. GTR's management is unable to predict the timing or magnitude of such fluctuations. Sales of the Epicel[Service mark] Service for the treatment of severe burns also comprise a material percentage of GTR's revenues. Revenues realized from the Epicel[Service mark] Service fluctuate from quarter to quarter due to the dependency of such revenues on many unpredictable factors, including the number and survival rate of patients for which the Epicel[Service mark] Service is the indicated treatment. Since production of the Epicel[Service mark] Service requires GTR to maintain extensive tissue culture facilities and a staff of trained personnel, a significant portion of GTR's costs are fixed and, therefore, fluctuations in demand can have a material adverse effect on GTR's results of operations.

COLLABORATION WITH DIACRIN, INC.-NO CURRENTLY APPROVED XENOTRANSPLANTATION-BASED PRODUCTS; RELIANCE ON CELL TRANSPLANTATION TECHNOLOGY. GTR has formed a joint venture with Diacrin, Inc. to develop and commercialize populations of transplantable porcine cells for the treatment of Parkinson's and Huntington's diseases. Products based on xenotransplantation such as the porcine cells being developed by the joint venture represent a novel therapeutic approach that has not been subject to extensive clinical testing and pose a risk that viruses or other animal pathogens will be unintentionally transmitted to a human patient. The FDA has issued draft regulatory guidelines to reduce the risk of contamination of xenotransplanted cellular products with infectious agents. Although GTR's management believes the processes used to produce the porcine cell products under development by the joint venture would comply with the guidelines as drafted, such guidelines may undergo substantial revision before definitive guidelines are issued by the FDA. There can be no assurance that definitive guidelines will be issued by the FDA or that the processes used by the joint venture will comply with any guidelines that may be issued.

     No xenotransplantation-based therapeutic product has been approved for sale by the FDA and there can be no assurance that any products developed by the joint venture will be approved by the FDA or regulatory authorities in other countries. There can also be no assurance that xenotransplantation-based products, including the joint venture's product candidates, will be accepted by the medical community or third party payers or that the degree of such acceptance will not limit the size of the market for such products.

     The success of the joint venture will also be dependent upon the successful development of cell transplantation technology. This technology currently has limited clinical applications and there can be no assurance that it will result in the development of any therapeutic products. If the cell tranplantation technology does not result in the development of such products, the joint venture may be required to change dramatically the scope and direction of its product development activities.

RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS. GTR's CARTICEL[Service mark] Service has been developed based on the work of a group of Swedish physicians, the two leaders of which are exclusively involved with GTR in the commercialization and further development of the CARTICEL[Service mark] Service. These two physicians are parties to research and development consulting agreements with GTR (the "Consulting Agreements") which prohibit them from performing consulting services for others related to cartilage and bone repair without GTR's consent. In addition, pursuant to the Consulting Agreements, each physician (i) is prohibited from engaging in any business activity that is in competition with the products or services being developed, manufactured or sold by GTR during the term of Consulting Agreements (currently through 1998) and for a period of one year after termination thereof, (ii) is subject to non-disclosure obligations and (iii) has assigned to GTR all rights to inventions resulting from work performed by each physician as a consultant to GTR, subject to royalties payable to the inventing physician. There can be no assurance that the two physicians will honor their obligations under the Consulting Agreements. In addition, there can be no assurance that individuals who are familiar with the know-how underlying GTR's CARTICEL[Service mark] Service through their association with these physicians will not disclose such information to GTR's competitors. The occurrence of either of these events could have a material adverse effect on GTR's results of operations.

     GTR is conducting additional research in connection with its CARTICEL[Service mark] Service pursuant to a sponsored research agreement with the University of Gotenburg in Sweden and certain physicians, including the two referred to above. The sponsored research agreement requires that all members of the investigative team maintain the confidentiality of all information pertaining to GTR and its business that may become known to them in connection with their work under the agreement. The agreement also states that all inventions conceived or reduced to practice during the course of the research program will be the property of GTR, subject to royalties payable to the inventing physician. There can be no assurance that the sponsored research agreement will be honored by the individuals performing services thereunder.

GTR OPERATING LOSSES. GTR is expected to experience significant operating losses at least through the end of 1997 as the market introduction of its CARTICEL[Service mark] Service continues and its research and development and clinical trial programs progress. There can be no assurance that GTR will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. In addition, the management and accounting policies adopted by the Board provide that to the extent GTR is unable to utilize its operating losses to reduce its allocated current or deferred income tax expense, such losses will be reallocated to the General Division on a quarterly basis. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements are prepared for each division and any losses on GTR's financial statements that cannot be utilized currently by GTR will not be carried forward to reduce the taxes allocable to GTR's earnings in the future. This will result in GTR recognizing a larger tax expense and reporting lower earnings after taxes in the future than would have been the case if GTR had retained its losses in the form of a net operating loss carryforward.

POTENTIAL DILUTION. Pursuant to an agreement entered into when GTR was created, Genzyme has the option (the "Purchase Option") to allocate to GTR up to $30 million from the General Division in exchange for an increase in the number of shares of TR Stock that Genzyme is permitted to issue without allocating any consideration to GTR ("TR Designated Shares"). Consequently, a maximum of 3,000,000 shares of TR Stock may be issued in connection with the exercise of the Purchase Option. The Purchase Option is exercisable in three installments of $10 million each, with the last installment expiring in June 1998. On June 14, 1996, Genzyme exercised the first installment of the Purchase Option and allocated $10 million to GTR, resulting in the creation of 1,000,000 TR Designated Shares. Although these shares have not yet been issued, Genzyme may issue these and any additional TR Designated Shares as a stock dividend to the holders of General Division Stock or in a public or private sale without any allocation of proceeds to GTR. In addition, in connection with the formation of a joint venture between GTR and Diacrin, Inc., the Genzyme Board of Directors has authorized the allocation of up to $20 million in cash from the General Division to GTR. The expenditure by GTR of any cash so allocated will result in an increase in the TR Designated Shares by a number of shares determined by dividing (i) the amount of cash expended by (ii) the average of the daily closing prices of TR Stock as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are then traded) for the 20 consecutive trading days commencing on the 30th trading day prior to the date of expenditure of such funds.

RISKS RELATED TO GENZYME

     Upon exercise of any Warrant, the holder thereof will become a stockholder of Genzyme and will receive shares of General Division Stock and TR Stock. Such an investment involves a high degree of risk. Accordingly, Warrantholders should carefully consider the following factors in evaluating the businesses of Genzyme, the General Division and GTR and whether to exercise any Warrant.

RISKS IN PRODUCT DEVELOPMENT. Product development involves a high degree of risk, and returns to investors are dependent upon successful development of Genzyme's products. There can be no assurance that development of any product will be successfully completed or that FDA approval of any of Genzyme's products under development will be obtained.

     In addition, because of the length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, Genzyme places considerable importance on obtaining patent and trade secret protection for its significant technologies, products and processes. There can be no assurance that any pending patent applications filed by Genzyme will mature into issued patents. Furthermore, there can be no assurance that Genzyme's existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others.

FUTURE CAPITAL NEEDS. Although Genzyme currently has substantial cash resources, it has committed to utilize a portion of such funds for certain purposes, such as completing validation of the manufacturing facility in Boston, Massachusetts, completing its commitment to develop manufacturing capacity sufficient to meet the requirements for commercialization of the HA Products, introducing the HA Products to the United States market and completing their market introduction in Europe, completing the market introduction of the CARTICEL Service[Service mark] and developing, producing and marketing other products through GTR and making certain payments to third parties in connection with strategic collaborations. In addition, should Genzyme exercise its option to acquire the partnership interests in Genzyme Development Partners using cash to pay some or all the exercise price, its cash resources will be diminished. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available.

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. Genzyme's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. Proprietary rights relating to Genzyme's products are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that any additional patents will be allowed or will issue or that, to the extent issued, such patents will effectively protect the proprietary technology of Genzyme. In addition, GTR does not yet have significant patent protection covering the methodologies used in providing the CARTICEL Service[Service mark]. Consequently, GTR is unable to prevent a competitor from developing the ability to grow cartilage cell cultures and from offering a service that is similar or superior to the CARTICEL[Service mark] Service. GTR's results of operations could be materially and adversely affected if a competitor were to develop such know-how.

     Genzyme has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or in governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Genzyme.

     Parties not affiliated with Genzyme may hold pending or issued patents relating to technology utilized by Genzyme in its products presently available or under development. Genzyme may, depending on the final formulation of such products, need to acquire licenses to, or contest the validity of, such patents or any other similar patents that may be issued. The extent to which Genzyme may need to license such rights or contest the validity of such patents depends on the scope and validity of such patents and ultimately on the final design or formulation of its products under development. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

INTENSE COMPETITION. Genzyme is engaged in a segment of the human health care products industry that is extremely competitive. Competitors in the United States and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than Genzyme. These companies may succeed in developing products that are more effective than any that have been or may be developed by Genzyme and may also be more successful than Genzyme in producing and marketing these products.

RAPID TECHNOLOGICAL CHANGE. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although Genzyme will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render Genzyme's products or processes obsolete.

UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS. Several of Genzyme's products are currently in clinical trials to test safety and efficacy in humans for various conditions. There can be no assurance that Genzyme will not encounter problems in clinical trials that will cause it to delay or suspend clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

REGULATION BY GOVERNMENT AGENCIES. Most of the products Genzyme plans to manufacture and sell will require approval by governmental agencies in the United States and elsewhere. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. There can be no assurance that any of the required approvals will be granted on a timely basis, if at all.

     Certain of Genzyme's products, including its Ceredase[Registered Trademark] and Cerezyme[Registered Trademark] enzymes, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare diseases. The Orphan Drug Act generally entitles the first developer to receive FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. However, legislation has been periodically introduced in recent years to amend the Orphan Drug Act. Such legislation has generally been directed to shortening the period of automatic market exclusivity and granting certain marketing rights to simultaneous developers of a drug. The effect on Genzyme of any amendments ultimately adopted cannot be assessed at this time.

     Although Genzyme has filed for or received orphan drug designation for various other products, Genzyme believes that the commercial success of these products will depend more significantly on the associated safety and efficacy profile and on the price and other characteristics of each product relative to competitive or alternative treatments than on any exclusivity afforded by the Orphan Drug Act. Additionally, these products may be protected by patents and other means. Nonetheless, it is not possible to predict precisely what effect a lessening of the market exclusivity protection afforded by the Orphan Drug Act would have on Genzyme's results of operations.

     A federal criminal statute prohibits the transfer of any human organ for valuable consideration for use in human transplantation but permits recovery of reasonable costs associated with such activities. This statute has not been applied to the CARTICEL[Service mark] or Epicel[Service mark] Services to date. In addition, certain states have laws requiring the licensure of tissue and organ banks and laws governing the sale of human organs and the safety and efficacy of drugs, devices and biologics, including skin, all of which could be interpreted to apply to GTR's production and distribution of cultured tissue products. Provisions in certain states' statutes prohibit the receipt of valuable consideration in connection with the sale of human tissue by a tissue bank but permit licensed tissue banks, including companies, to recover their reasonable costs associated with such sales. One state's Department of Health has notified GTR that it believes GTR must obtain a license under that state's tissue bank licensure statute with respect to distribution of the CARTICEL[Service mark] and Epicel[Service mark] Services. The Company has obtained such a license for each Service.

RISKS INHERENT IN INTERNATIONAL OPERATIONS. Foreign operations of Genzyme accounted for 41% of net product sales in 1995 as compared to 37% and 29% in 1994 and 1993, respectively. In addition, Genzyme has direct investments in 11 subsidiaries in foreign countries (primarily in Europe and Japan) and purchases certain raw materials from a European supplier.

     Financial results of Genzyme could be adversely or beneficially affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with related effects included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in British pounds, French francs, Swiss francs, Dutch guilders, German marks, Japanese yen and Italian lire.

     Genzyme's long-term operating strategies are formulated to minimize the impact of foreign currency fluctuations on non-U.S. dollar denominated purchases and sales. Genzyme manages its foreign exchange exposure primarily by entering into forward contracts with banks to the extent that the timing of the currency flows can reasonably be anticipated and by offsetting matching foreign currency denominated assets with foreign currency denominated liabilities.

Genzyme does not hedge net foreign investments. Genzyme has no material unhedged monetary assets, liabilities or commitments denominated in foreign currencies.

THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES. A majority of Genzyme's revenues are attributable directly or indirectly to payments received from third party payers. Genzyme's revenues and profitability may be affected by ongoing efforts of third party payers to contain such costs. In addition, Congress has from time to time discussed the possible implementation of broad based health care cost containment measures. While these discussions have not led to the enactment of any specific health care cost containment legislation, it is likely that health care measures will again be proposed in the present or future Congressional sessions. The effects on Genzyme of any such measures that are ultimately adopted cannot be measured at this time.

PRODUCT LIABILITY AND LIMITATIONS OF INSURANCE. Genzyme may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While Genzyme has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that Genzyme will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance and there can be no assurance that such insurance will provide sufficient coverage against any or all potential product liability claims. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.

POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of the General Division Stock and the TR Stock. No cash dividends have been paid to date on the General Division Stock or the TR Stock, nor does Genzyme anticipate paying cash dividends on such stock in the foreseeable future.

CHANGE IN CONTROL. Certain provisions of Genzyme's charter and by-laws and the terms of Genzyme's stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of Genzyme, thereby possibly having the effect of depriving stockholders of the opportunity to receive a premium for their shares. Certain provisions of Massachusetts law may have a similar effect.

                  MANAGEMENT AND ACCOUNTING POLICIES GOVERNING
                      THE RELATIONSHIP OF GENZYME DIVISIONS

     Genzyme has adopted the following policies to govern the management of GTR and its relationship to the General Division. Except as otherwise stated below, the policies may be modified or rescinded in the sole discretion of the Board without approval of Genzyme stockholders, subject only to the Board's fiduciary duty to Genzyme's stockholders. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the two classes of common stock, would be governed by the principles of Massachusetts law discussed under "Risk Factors - Risks Related to Two Classes of Common Stock - No Rights or Additional Duties with Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

PURPOSE OF GTR. The purpose of GTR is to create a business with a comprehensive approach to the field of tissue repair by developing and commercializing a portfolio of novel products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners). In addition to the programs initially assigned to GTR, it is expected that the GTR portfolio will expand through the addition of complementary products and programs developed either internally or externally to the division, including acquiring or in-licensing from outside of Genzyme. Other than the method of financing, GTR is operated and managed similarly to other Genzyme divisions.

REVENUE ALLOCATION. Revenues from the sale of a division's products are credited to that division. The cost of research done by one division for the benefit of another division is charged to the division for which the work is done in the manner described in the following paragraph. The division performing the research does not recognize revenue as a result of such research.

EXPENSE ALLOCATION. All direct expenses are charged to the division for the benefit of which they are incurred. Corporate and general and administrative expenses and other shared services or other indirect costs are allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. To the extent borrowings are deemed to occur between divisions, inter-division accounts will be established with interest imputed at the rate then available to Genzyme for short-term borrowings.

TAX ALLOCATIONS. Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division without any compensating payment or allocation.

ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS. Upon the acquisition by Genzyme from a third party of any additional programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired will be allocated among the divisions to which such programs, products or assets are assigned. Such assignment and allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS. Upon any sale, transfer, assignment or other disposition by Genzyme of any product, program or asset not consisting of all or substantially all of the assets of a division, all proceeds from such disposition will be allocated to the division to which the program, product or asset had been allocated, and such proceeds will be used for the benefit of such division. If a program, product or asset is allocated to more than one division, the proceeds of the disposition will be allocated among such divisions based on their respective interests in such program, product or asset. Such allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

INTER-DIVISION ASSET TRANSFERS. The Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or, in lieu of cash or other consideration, the Board may elect to account for a reallocation of assets from GTR to the General Division as an increase in the number of General Designated Shares and a reallocation of assets from the General Division to GTR as either an increase in the number of TR Designated Shares or a reduction in the General Designated Shares, if any, except that a reallocation of assets from GTR to the General Division may not be accounted for as an increase in General Designated Shares without a class vote of the holders of the TR Stock.

     Notwithstanding the foregoing, no Key TR Program, as defined below, may be transferred out of GTR without a class vote of the holders of the TR Stock unless the Board determines that such Key TR Program has application outside of the field of tissue repair (in which case it may be transferred out only for the non-tissue repair applications). A "Key TR Program" is any of the following: (i) Vianain[Registered Trademark] Debriding Product for debridement of necrotic or damaged tissue; (ii) TGF-(beta)2 for all indications licensed from Celtrix Pharmaceuticals, Inc. as of December 16, 1994; (iii) Epicel[Service mark] cultured epithelial cell autografts for tissue replacement or repair; (iv) Acticel[Service mark] cultured epithelial cell allografts for tissue replacement or repair;

(v) CARTICEL[Service mark] Autologous Chondrocyte Service; and (vi) any additional tissue repair program or product being developed from time to time in GTR which (a) constituted 20% or more of the research and development budget of GTR in any of three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GTR.

     The foregoing policies regarding transfers of assets between divisions may not be changed by the Board without a class vote of the holders of the TR Stock.

ACCESS TO TECHNOLOGY AND KNOW-HOW. GTR and the General Division each have free access to all technology and know-how of Genzyme that may be useful in such division's business, subject to any obligations or limitations applicable to Genzyme.

DISPOSITION OF TR DESIGNATED SHARES. The TR Designated Shares may be (i) issued upon the exercise of outstanding stock options and warrants allocated to the General Division, (ii) subject to the restrictions set forth in the following paragraph, sold for any valid business purpose, or (iii) distributed as a dividend to the holders of shares of General Division Stock, all as determined from time to time by the Board in its sole discretion. Genzyme distributed approximately 3.4 million of the initial 5.0 million TR Designated Shares as a stock dividend to holders of Genzyme common stock of record on December 16, 1994, and reserved the remaining initial TR Designated Shares for issuance upon the exercise or conversion of stock options, warrants and convertible notes outstanding as of December 15, 1994. To the extent that any such remaining initial TR Designated Shares are not used for such purposes, the Board may issue them for any other valid business purposes without crediting any proceeds to GTR.

ISSUANCE OF ADDITIONAL SHARES OF ANY CLASS OF GENERAL DIVISION STOCK. If additional shares of any class of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold that will reduce the number of Designated Shares from such division and the proceeds of which may be used for any valid business purpose. Notwithstanding the foregoing, Genzyme will not sell any shares of TR Stock without allocating the proceeds to GTR (except upon exercise or conversion of options, warrants or convertible notes outstanding as of December 16, 1994) unless (i) the Board determines that GTR has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of TR Stock concurrently being sold for the account of GTR will produce proceeds sufficient to fund GTR's cash needs for the next 12 months.

RESERVATION OF SHARES OF TR STOCK. Genzyme has reserved 3,900,000 shares of TR Stock for issuance to Genzyme employees pursuant to grants made after December 15, 1994 under one or more employee incentive plans and an additional 170,000 shares of TR Stock for issuance to directors pursuant to the 1988 Director Stock Option Plan and the Genzyme Corporation Directors' Deferred Compensation Plan.

OPEN MARKET PURCHASES OF SHARES OF ANY CLASS. Genzyme may make open market purchases of any class of its common stock in accordance with applicable securities law requirements; provided, however, that such purchases of TR Stock may not be made if as an immediate result thereof the number of TR Designated Shares would represent more than 60% of the number of TR Designated Shares plus the number of outstanding shares of TR Stock. Such restriction is intended to prevent Genzyme from using open market purchases to effect a redemption of the TR Stock without paying the 30% premium required for a complete redemption of TR Stock under the terms of Genzyme's Restated Articles of Organization. In addition, within 90 days of any open market purchase of any class of common stock, Genzyme may not exchange shares of such class for cash or shares of any other class of common stock.

CLASS VOTING. In addition to any shareholder approval required by Massachusetts law, whenever the approval of the holders of a class of common stock is required to take any action pursuant to these policies or Genzyme's Restated Articles of Organization, such requirement will be satisfied if a meeting of the holders of such class is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.

NON-COMPETE. Genzyme will not develop products outside of GTR that compete or would compete in the market with products being developed or sold by GTR.

INTERDIVISIONAL LOAN POLICY. Loans may be made from time to time between divisions in the nature of interim financing for significant capital projects pending completion and closing of the associated permanent financing. Any such loan will mature within 18 months and interest will be paid monthly in arrears at the best borrowing rate available to Genzyme for a loan of like type and duration. Amounts borrowed in excess of $1 million require approval of the Board.

                                 USE OF PROCEEDS

         If all of the Warrants are exercised, the net proceeds to be received by Genzyme are estimated to be approximately $___________. Genzyme currently has no specific plans for use of the net proceeds received upon exercise of the Warrants and anticipates that any proceeds received will be used to fund working capital needs or for general corporate purposes, including the repayment of amounts borrowed under Genzyme's revolving credit facility to fund the acquisition of Neozyme II. Until applied to any of the foregoing uses, the net proceeds of this offering, if any, will be invested in high-quality, interest-bearing securities or deposit accounts.

                              PLAN OF DISTRIBUTION

         The Warrants are exercisable until December 31, 1998 (the "Exercise Period"). Genzyme plans to sell the shares of General Division Stock and TR Stock registered hereunder directly to holders of the Warrants who exercise their Warrants during the Exercise Period. After expiration of the Exercise Period, the Warrants will terminate. The Warrants are exercisable at a price per share equal to the average of the closing sale prices of two shares of General Division Stock and .135 share of TR Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the exercisability thereof (the "Exercise Price").

     The Exercise Price and the number of shares of Genzyme common stock issuable upon exercise of each Warrant will be appropriately adjusted in the event of stock splits, stock dividends, stock combinations or certain rights offerings involving Genzyme common stock. Fractional shares will not be issued upon exercise of the Warrants. In lieu thereof, a cash adjustment based on the closing price of Genzyme common stock as reported on the Nasdaq National Market (or as reported on a national securities exchange, if applicable) for the five trading days preceding the date of exercise will be made.

     In case of (i) any reclassification of the Genzyme common stock or capital reorganization of Genzyme, (ii) any consolidation, merger or other business combination of Genzyme with another entity or (iii) any sale, lease or transfer of all or substantially all of the assets of Genzyme, the holder of each of the outstanding Warrants will have the right, upon subsequent exercise of a Warrant, to purchase the kind and amount of shares of stock or other securities or property receivable upon such reclassification, capital reorganization, consolidation, merger, sale, lease or transfer by a holder of the number of shares of Genzyme common stock that would have been received upon the exercise of such Warrant immediately prior thereto. The Warrants do not confer upon the holder any voting or preemptive rights, or any other rights as a stockholder of Genzyme.

     The Warrants may be exercised in whole or in increments of ten shares, at any time or from time to time, during the Exercise Period by presentation and surrender thereof to the offices of Genzyme's transfer agent, American Stock Transfer & Trust Company ("AST"), at the address specified below with the Purchase Form at the end of the Warrant fully executed and accompanied by cash or a certified or official bank check drawn to the order of "Genzyme Corporation" in the amount of the applicable Exercise Price multiplied by the number of shares specified in such form. AST's address for exercise of the Warrants is:

                American Stock Transfer & Trust Company
                40 Wall Street, 46th Floor
                New York, NY  10005

     If a Warrant should be exercised in part only, then Genzyme shall, upon surrender of such Warrant, execute and deliver a new Warrant evidencing the rights of the Holder to purchase the balance of the Warrant shares purchasable thereunder.

     Upon receipt by AST during the Exercise Period of a Warrant and such Purchase Form, in proper form for exercise, together with proper payment of the applicable Exercise Price, at such office, the Holder shall be deemed to be the holder of record of the number of shares specified in such form, provided, however, that if the date of such receipt is a date on which the stock transfer books of Genzyme are closed, such person shall be deemed to have become the record holder of such shares the next succeeding business day on which the stock transfer books of Genzyme are open. Genzyme shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of such Warrant shares. Any new or substitute Warrant issued under the terms of the Warrants shall be dated the date of the original Warrants.

                                 TRANSFERABILITY

     The shares of General Division Stock and TR Stock issuable upon exercise of the Warrants will be freely transferable in the hands of persons other than affiliates of Genzyme. The General Division Stock and the TR Stock are quoted on the Nasdaq National Market under the symbols "GENZ" and "GENZL", respectively.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be borne by the Company in connection with the offering of common stock upon exercise of the Warrants described herein are estimated as follows:

         SEC registration fee........................        $   385
         Printing and engraving expenses ............        $ 1,000
         Accounting fees and expenses................        $ 2,500
         Legal fees and expenses.....................        $ 7,500
         Miscellaneous expenses......................        $ 1,615
                                                             -------
              Total..................................        $13,000
                                                             =======

               ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Restated Articles of Organization, ByLaws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of the Company or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

     Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the Company or of any of its subsidiaries, or who at the request of the Company may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the Company or the proceeding seeks a declaratory judgment regarding his or her own conduct). Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

     The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

     Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

     Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Restated Articles of Organization provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

                                ITEM 16. EXHIBITS

4.1 Restated Articles of Organization of Genzyme. Filed as Exhibit 3.1 to Genzyme's Form 10-Q for the quarter ended June 30, 1996, and incorporated herein by reference.

4.2 By-laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form 8-K dated December 31, 1991, and incorporated herein by reference.

4.3 Amended and Restated Rights Agreement dated as of October 13, 1994 between Genzyme and American Stock Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's Form 8-K dated December 29, 1994, and incorporated herein by reference.

5.1  Opinion of Palmer & Dodge LLP. Filed herewith.

23.1 Consent of Coopers & Lybrand L.L.P., independent accountants to Genzyme Corporation. Filed herewith.

23.2 Consent of Arthur Andersen LLP, independent accountants to Deknatel Snowden Pencer, Inc. Filed herewith.

23.3 Consent of Coopers & Lybrand L.L.P., independent accountants to Neozyme II Corporation. Filed herewith.

23.4 Consent of Palmer & Dodge LLP (contained in Exhibit 5).

24.1 Power of Attorney (contained on the signature page hereto).


                              ITEM 17. UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on November 5, 1996.

                                          GENZYME CORPORATION

                                          By: /s/ Henri A. Termeer
                                              ---------------------------
                                              Henri A. Termeer, President


                                POWER OF ATTORNEY

     We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint Henri A. Termeer, David J. McLachlan, Mark A. Hofer, Evan M. Lebson, Peter Wirth and Mark J. Enyedy, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacitates, to sign any amendments to this Registration Statement on Form S-3 (including Pre-and Post-Effective Amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE

/s/ Henri A. Termeer                 Director and Principal    November 5, 1996
----------------------------------   Executive Officer
Henri A. Termeer

/s/ David J. McLachlan               Principal Financial and   November 5, 1996
----------------------------------   Accounting Officer
David J. McLachlan

/s/ Constantine E. Anagnostopoulos   Director                  November 5, 1996
----------------------------------
Constantine E. Anagnostopoulos

/s/ Douglas A. Berthiaume            Director                  November 5, 1996
----------------------------------
Douglas A. Berthiaume

/s/ Henry E. Blair                   Director                  November 5, 1996
----------------------------------
Henry E. Blair

/s/ Robert J. Carpenter              Director                  November 5, 1996
----------------------------------
Robert J. Carpenter

/s/ Charles L. Cooney                Director                  November 5, 1996
----------------------------------
Charles L. Cooney

/s/ Henry R. Lewis                   Director                  November 5, 1996
----------------------------------
Henry R. Lewis




                                  EXHIBIT INDEX


EXHIBIT                                                                                SEQUENTIAL
   NO.                            DESCRIPTION                                           PAGE NO.
-------                           -----------                                          ----------

  4.1    Restated Articles of Organization of Genzyme.  Filed as Exhibit 3.1 to
         Genzyme's Form 10-Q for the quarter ended June 30, 1996, and incorporated herein by reference.

  4.2    By-laws of Genzyme.  Filed as Exhibit 3.2 to Genzyme's Form 8-K dated
         December 31, 1991, and incorporated herein by reference.

  4.3 Amended and Restated Rights Agreement dated as of October 13, 1994 between Genzyme and American Stock Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's Form 8-K dated December 29, 1994, and incorporated herein by reference.

  5.1    Opinion of Palmer & Dodge LLP.  Filed herewith.

 23.1    Consent of Coopers & Lybrand L.L.P., independent accountants to Genzyme
         Corporation.  Filed herewith.

 23.2    Consent of Arthur Andersen LLP, independent accountants to Deknatel Snowden
         Pencer, Inc.  Filed herewith.

 23.3    Consent of Coopers & Lybrand L.L.P., independent accountants to
         Neozyme II Corporation.  Filed herewith.

 23.4    Consent of Palmer & Dodge LLP (contained in Exhibit 5).

 24.1    Power of Attorney (contained on signature page hereto).

